 Exhibit 99.1

Dogness (International) Corporation Announces Unaudited Financial Results for the First Six Months of Fiscal Year 2018

DONGGUAN, China, June 6, 2018 (GLOBE NEWSWIRE) -- Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of pet products, including leashes, accessories, and collars and harnesses that incorporate smart technology in China, today announced its unaudited financial results for the first six months of fiscal year 2018 ended December 31, 2017.

First Half of Fiscal Year 2018 Financial Highlights (compared to prior year period unless stated otherwise)

•

Total sales in the first half of fiscal 2018 increased by 66.0% to $14.8 million from $8.9 million.

•

Gross profit increased by 79.5% to $6.0 million from $3.3 million in 2017. Gross margin increased to 40.5% in the first half of fiscal 2018 from 37.5%.

•

Income from operations increased by 71.7% to $3.7 million from $2.2 million. Operating margin increased to 25.1% in the first half of fiscal 2018 from 24.3%.

•

Net income increased by 53.8% to $2.9 million from $1.9 million. Fully diluted net income per share increased to $0.18 from $0.13.

Mr. Aaron (Silong) Chen, Chairman and Chief Executive Officer of Dogness, commented, “We are pleased to announce a strong start to our fiscal year 2018. Our top line grew by 66.0%, driven by increases in sales volumes and is a testament to our growing customer base. This growth also shows the success of our strategy to improve the visibility of the Dogness brand worldwide by increasing our attendance at trade shows such as the 20th Pet Fair Asia in August 2017 and the 21st China International Pet Show in November 2017. Furthermore, we were able to implement efficiencies that improved both gross and operating margins as well as our net income.”

Summary Financial Results

	Six Months Ended December 31,
(USD, except for %)	2017	2016	% Change
Sales	$ 14,832,705	$ 8,936,767	66.0%
Cost of sales	(8,818,550)	(5,587,142)	57.8%
Gross profit	6,014,155	3,349,625	79.5%
Operating expenses
Selling expenses	532,287	357,939	48.7%
General and administrative expenses	1,583,049	754,823	109.7%
R&D expense	170,387	64,820	162.9%
Total operating expenses	2,285,723	1,177,582	94.1%
Income from operations	3,728,432	2,172,043	71.7%
Other income (expenses)
Interest expense, net	(153,154)	(181,708)	(15.7)%
Foreign exchange gain (loss)	(175,053)	144,953	(220.8)%
Other income	1,506	79,915	(98.1)%
Total other income (expenses)	(326,701)	43,160	(857.0)%
Income before income taxes	3,401,731	2,215,203	53.6%
Provision for income taxes	511,010	336,274	52.0%
Net income	$ 2,890,721	$ 1,878,929	53.8%

Financial Results for Six Months Ended December 31, 2017

Revenues

Revenues increased by approximately $5.9 million, or 66.0%, to $14.8 million for the six months ended December 31, 2017 from approximately $8.9 million for the same period of the prior fiscal year. The increase in revenue was primarily attributable to a sales volume increase of 59.4% and an increase in average selling price of 10% compared to the same period of fiscal 2017. Sales growth was most significant in the pet collar, pet leash, and pet harness product categories due to improved production efficiency, fewer outsourced charges, competitive pricing, and increases in sales volumes. Total sales volume increased by approximately 5.2 million units, and overall average unit selling price increased by approximately 10%, for the six months ended December 31, 2017, compared to the same period of the prior fiscal year.

Pet collars, pet leashes, and pet harnesses continued to account for the greatest percentages of total sales at 37.1%, 22.4%, and 17.6% of total sales, respectively, during the first half of fiscal 2018, compared to 39.8%, 21.8%, and 16.4% of total sales, respectively, in the first half of fiscal 2017.

	Revenue by Product Type
	For the six months ended December 31,
	2017		2016
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
Pet leashes	$ 3,328,950	22.4%	$ 1,950,622	21.8%	$ 1,378,329	70.7%
Pet collars	5,504,792	37.1%	3,556,654	39.8%	1,948,137	54.8%
Pet harnesses	2,610,480	17.6%	1,467,496	16.4%	1,142,983	77.9%
Gift suspenders	1,726,310	11.6%	1,066,238	11.9%	660,072	61.9%
Retractable dog leashes	919,254	6.2%	611,805	6.8%	307,449	50.3%
Other pet accessories	742,920	5.0%	283,952	3.2%	458,968	161.6%
Total	$ 14,832,705	100.0%	$ 8,936,767	100.0%	$ 5,895,939	66.0%

	Revenue for six months ended December 31,		Quantity sold for six months ended December 31,				Average unit price for six months ended December 31,
	2017	2016	2017	2016	Quantity variance	% of Quantity variance	2017	2016	Price Difference
Pet leashes	$ 3,328,950	$ 1,950,622	2,072,485	985,304	1,087,181	110.3%	$ 1.6	$ 2.0	$ (0.4)
Pet collars	5,504,792	3,556,654	4,062,335	2,696,946	1,365,389	50.6%	1.4	1.3	0.1
Pet Harnesses	2,610,480	1,467,496	1,198,133	665,830	532,303	79.9%	2.2	2.2	-
Gift suspenders	1,726,310	1,066,238	5,255,411	3,662,925	1,592,486	43.5%	0.3	0.3	-
Retractable dog leashes	919,254	611,805	199,622	149,489	50,133	33.5%	4.6	4.1	0.5
Other pet accessories	742,920	283,952	1,043,814	515,259	528,555	102.6%	0.7	0.6	0.1
Total	$ 14,832,705	$ 8,936,767	13,831,800	8,675,753	5,156,047	59.4%	$ 1.1	$ 1.0	$ 0.1

Pet leashes

Revenue from pet leashes increased by approximately $1.4 million, or 70.7%, from $2.0 million in the six months ended December 31, 2016, to $3.3 million in the six months ended December 31, 2017. The revenue growth was mainly driven by a 110.3% increase in sales volume during the period compared to the same period of the prior fiscal year, which compensated for a decrease in average unit price. During the six months ended December 31, 2017, due to improved production efficiency and fewer outsourced charges, the Company reduced its production cost for pet leash products, which allowed the Company to market certain pet leash products at a lower price to promote sales. The average selling price on pet leashes decreased by approximately 20% from $2.0 per unit in the six months ended December 31, 2016, to $1.6 per unit for the six months ended December 31, 2017. The Company’s competitive selling price enabled it to obtain increased sales orders from its customers, and sales volume of its pet leash products increased by approximately 1.1 million units, or 110.3%, compared to the same period of the prior fiscal year.

Pet collars

Revenue from pet collars increased by approximately $1.9 million, or 54.8%, from $3.6 million in the six months ended December 31, 2016, to $5.5 million in the six months ended December 31, 2017. The increase in revenue was due to a 50.6% increase in sales volume during the six months ended December 31, 2017. The average selling price for pet collars slightly increased by 7.7% compared to the same period of the prior fiscal year because customers ordered products using more expensive materials such as leather (instead of fabric or nylon).

Pet harnesses

Revenue from pet harnesses increased by approximately $1.1 million, or 77.9%, from $1.5 million in the six months ended December 31, 2016, to $2.6 million in the six months ended December 31, 2017. The increase in revenue was due to a 79.9% increase in sales volume during the six months ended December 31, 2017. The average selling price for pet harnesses was consistent with that of the same period of the prior fiscal year.

Cost of goods sold

Cost of goods sold increased by approximately $3.2 million, or 57.8%, to $8.8 million in the six months ended December 31, 2017, from approximately $5.6 million in the same period of the prior fiscal year, which was consistent with revenue growth in the current period. As a percentage of revenues, the cost of goods sold decreased by approximately 3.0% to 59.5% in the current period from 62.5% in the same period of the prior fiscal year. Due to improvements in production efficiency and less outsourced processing, the Company was able to reduce production cost. Accordingly, cost of goods sold as a percentage of revenue slightly decreased in the current period.

Gross profit

During the six months ended December 31, 2017, gross profit increased by approximately $2.7 million, or 79.5%, to approximately $6.0 million from approximately $3.3 million in the same period of the prior fiscal year, primarily attributable to higher sales volume. Overall gross profit margin was 40.5%, an increase of 3.0%, compared to 37.5% in the same period of the prior fiscal year. Gross margins for pet collars, pet harnesses, and pet leashes products increased compared to those of the same period of the prior fiscal year, mainly due to the improvements in production efficiency and fewer outsourced processing charges, which resulted in lower unit costs for the six months ended December 31, 2017. Due to the higher leather and other raw material costs, the gross margins for retractable dog leashes and other pet accessories decreased compared to the same period of the prior fiscal year.

Gross profits by product type were as follows:

	For the six months ended December 31,
	2017		2016
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit %
Pet leashes	$ 1,285,758	38.6%	$ 723,549	37.1%	$ 562,209	1.5%

Pet collars	2,282,617	41.5%	1,326,693	37.3%	955,924	4.2%

Pet harnesses	112,320	42.6%	526,274	35.9%	586,046	6.7%

Gift suspenders	699,399	40.5%	415,506	39.0%	283,896	1.5%

Retractable dog leashes	342,809	37.3%	237,404	38.8%	105,405	(1.5)%

Other pet accessories	291,252	39.2%	120,202	42.3%	171,049	(3.1)%

Total	$ 6,014,155	40.5%	$ 3,349,625	37.5%	$ 2,664,530	3.1%

Selling expenses

Selling expenses primarily included expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, customs clearance charges for product exports, and shipping and delivery expenses. Selling expenses increased by 48.7% from $0.4 million in the six months ended December 31, 2016, to $0.5 million in the six months ended December 31, 2017. The increase in selling expense was primarily due to increased trade show and related marketing expenses, an increased advertising expense, and an increased sales commission expense, offset by a decreased vehicle usage expense and a decreased duty and customs declaration expense during the period compared to the same period of the prior fiscal year

General and administrative expenses

General and administrative expenses increased by approximately $0.8 million, or 109.7%, from approximately $0.8 million in the six months ended December 31, 2016, to approximately $1.6 million in the six months ended December 31, 2017. The higher general and administrative expense was primarily attributable to an increase in salary expenses for newly hired management team members, an increase in depreciation expenses and an increase in NASDAQ listing related marketing and consulting expenses.

Research and development expenses

Research and development expenses increased by approximately $0.1 million in six months ended December 31, 2017, compared to that of the same period of the prior fiscal year. The increase was due to the Company’s efforts to improve some of the functions and exterior designs of our existing products in order to meet customer demands. We expect R&D expenses to continue to increase, as we continue to conduct research and development activities, seek to increase the use of environmentally-friendly materials, and develop more new products to meet customer demands.

Other income (expense)

Other income (expense) primarily included interest expense and foreign exchange gain or loss. For the six months ended December 31, 2017, the Company had other expense of approximately $0.3 million and had other income of $0.04 million for the same period of the prior fiscal year. The other expense was mainly attributable to the foreign exchange loss of $0.2 million in the current period due to the unfavorable USD, Euro, and other currency exchange rates against RMB on our foreign currency denominated account receivables.

Net income

Net income was approximately $2.9 million for the first half of fiscal 2018, an increase of $1.0 million from $1.9 million in the same period of the prior fiscal year. The increase in net income was in line with the increased sales and gross profit as discussed above.

Cash and cash flow

As of December 31, 2017, the Company had cash and working capital of approximately $53.4 million and $51.4 million, respectively.

Net cash provided by operating activities was $4.1 million for the six months ended December 31, 2017, an increase of $0.8 million from $3.3 million net cash provided by operating activities for the six months ended December 31, 2016. The increase in operating cash flow was mainly due to increased net income during the current period, increased accounts payable, increased accrued expense and other liabilities to vendors related to accrued fees and expenses in connection with the IPO, offset by increased accounts receivable and increased inventory stockpile.

Recent developments

On December 18, 2017, the Company completed its initial public offering (“IPO”) of 10,913,631 Class A common shares at a public offering price of $5.00 per share. The gross proceeds were approximately $54.6 million before deducting placement agents' commissions and other offering expenses, resulting in net proceeds of approximately $50.2 million. In connection with the offering, the Company's Class A common shares began trading on the NASDAQ Global Market on December 20, 2017 under the symbol "DOGZ."

As of the date of this press release, the Company has an aggregate of 25,913,631 common shares outstanding, consisting of 16,844,631 Class A and 9,069,000 Class B common shares.

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC, with its operation focusing primarily on product sales and sales-related services in the U.S. In February 2018, Dogness Overseas Ltd was established in the British Virgin Islands as a holding company, which owns all of the interests in Dogness Group LLC. On March 14, 2018, Dogness Group LLC purchased an office property in Plano, Texas, for a total cash consideration of approximately $1.4 million. The property purchase was funded with proceeds from the IPO.

On March 16, 2018 (the “Acquisition Date”), the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, Long Kai (Shenzheng) Industrial Co., Ltd (“Longkai”), for a total cash consideration of approximately $11.2 million (or RMB 71.0 million) (the “Acquisition”). Meijia owns the land use right to a land parcel of 19,144.54 square meters and four factory and office buildings of an aggregate of 18,912.38 square meters. Except for holding the land use right and the buildings, Meijia has no substantial business operations, nor has it had any production or sales activities since its inception. As a result, the Company believes that the Acquisition constituted an acquisition of assets for the financial statement purposes, rather than an acquisition of a business. As of the date of this press release, the Company has made a partial payment of the purchase price of approximately $8.5 million (or RMB 54 million) and has obtained the legal title to all of the Meijia shares. The Company plans to pay the remaining unpaid amount of the purchase price in June 2018. The purchase price was allocated to the land use right and the buildings based on the estimated fair values of those assets as of the Acquisition Date in accordance with the valuation report of an independent appraisal firm. The Acquisition was funded from our IPO proceeds.

About Dogness

Dogness (International) Corporation was born in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its products – traditional and smart collars and harnesses, traditional and retractable leashes, gift suspenders, and other accessories – Dogness makes pet ownership easier, more scientific, and more fun. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 100 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dognesspet.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to raise capital on any particular terms,  fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contacts:

ICR, Inc.

Rose Zu

Tel: +1-646-588-0383

Email: ir@dognesspet.com

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Condensed Consolidated Balance Sheets Data

(In USD)

	As of
	December 31, 2017	June 30, 2017
ASSETS
CURRENT ASSETS
Cash	$53,353,910	$1,504,596
Accounts receivable, net	4,980,118	4,001,156
Inventories, net	5,362,362	2,856,578
Prepayments and other current assets	448,058	307,133
Total current assets	64,144,448	8,669,463

Property, plant and equipment, net	9,372,915	8,753,040
Intangible assets, net	82,917	86,014
Deferred tax assets	11	9,543
TOTAL ASSETS	$73,600,291	$17,518,060

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$5,179,690	$5,871,973
Accounts payable	1,807,845	647,867
Due to related party	669,955	1,330,127
Advance from customers	242,493	425,283
Accrued liabilities and other payable	2,844,710	367,151
Taxes payable	2,043,408	1,518,518
Total current liabilities	12,788,101	10,160,919

Commitments

STOCKHOLDERS’ EQUITY

Common Shares, $0.002 par value, 100,0000,0000 shares authorized, 25,913,631 and 15,000,0000 issued and outstanding at December 31, 2017 and June 30, 2017, respectively
Class A Common Shares	33,689	11,862
Class B Common Shares	18,138	18,138
Additional paid-in capital	51,803,764	1,625,306
Statutory reserves	67,151	67,151
Retained earnings	8,647,428	5,756,706
Accumulated other comprehensive income (deficit)	242,020	(122,022)
Total stockholders’ equity	60,812,190	7,357,141
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$73,600,291	$17,518,060

Summary of Unaudited Condensed Consolidated Statement of Income and Other Comprehensive Income Data

(In USD)

	For the Six Months Ended December 31,
	2017	2016

Revenues	$14,832,705	$8,936,767
Cost of revenues	(8,818,550)	(5,587,142)
Gross Profit	6,014,155	3,349,625

Operating expenses:
Selling expenses	532,287	357,939
General and administrative expenses	1,583,049	754,823
Research and development expenses	170,387	64,820
Total operating expenses	2,285,723	1,177,582

Income from operations	3,728,432	2,172,043
Other income (expenses):
Interest expenses, net	(153,154)	(181,708)
Foreign exchange (loss) gain	(175,053)	144,953
Other income, net	1,506	79,915
Total other income (expense)	(326,701)	43,160

Income before income taxes	3,401,731	2,215,203
Provision for income taxes	511,010	336,274
Net income	2,890,721	1,878,929

Other comprehensive income:
Foreign currency translation gain	364,042	7,623
Comprehensive income	$3,254,763	$1,886,552

Earnings Per share - Basic and Diluted	$0.18	$0.13

Weighted Average Shares Outstanding - Basic and diluted	15,775,285	15,000,000

Summary of Unaudited Condensed Consolidated Statements of Cash Flows Data

(In USD)

	For the Six Months Ended December 31,
	2017	2016

Cash flows from operating activities:
Net income	$2,890,721	$1,878,929
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	576,755	384,519
Changes in inventory reserve	(18,735)	-
Recovery of doubtful account	(33,593)	-
Deferred tax expenses	9,730	-
Unrealized foreign exchange gain (loss)	123,823	(75,637)
Changes in operating assets and liabilities:
Accounts receivable	(885,680)	916,685
Inventories	(2,319,591)	(85,340)
Prepayments and other assets	(28,083)	(354,637)
Accounts payables	1,110,063	226,897
Accrued expenses and other liabilities	2,461,702	36,114
Advance from customers	(196,510)	39,898
Taxes payable	452,151	343,219
Net cash provided by operating activities	4,142,753	3,310,647

Cash flows from investing activities:
Additions to property, plant and equipment	(819,309)	(528,686)

Net cash used in investing activities	(819,309)	(528,686)

Cash flows from financing activities:
Cash dividend paid	-	(2,725,883)
Net Proceeds from initial public offering	50,200,285	-
Proceeds from short-term bank loans	-	3,851,796
Repayment of short-term bank loans	(918,660)	(3,851,796)
Proceeds from related party loans	-	227,469
Repayment of related party loans	(736,894)	-

Net cash provided by (used in) financing activities	48,544,731	(2,498,414)

Effect of exchange rate changes on cash	(18,861)	133,294
Net increase in cash	51,849,314	416,841
Cash, beginning of period	1,504,596	1,384,235
Cash, end of period	$53,353,910	$1,801,076

Supplemental disclosure information:
Cash paid for income tax	$40,624	$1,524
Cash paid for interest	$154,479	$182,251